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                                                                  EXHIBIT(a)(11)

Contact: Sharon Cohen-Hagar, 203/965-3188 (after 6 p.m. 203/849-8728)



                                                                   June 10, 1997



SUMMARY:  GTE COMPLETES BBN TENDER OFFER.

STAMFORD, Conn. -- GTE Corp. today announced that its cash offer for all the outstanding shares of common stock of BBN Corporation expired, as scheduled, at 12:00 midnight, EDT, on Monday, June 9, 1997. Based on information provided by the Depositary, a total of approximately 21,395,837 shares of BBN (or approximately 95.78% of all the outstanding shares of BBN) were validly tendered and not withdrawn pursuant to GTE's cash offer for all outstanding shares of BBN. Such share amount includes approximately 860,084 shares subject to guarantee of delivery. According to the Depositary, approximately 902,984 shares had not been tendered by the tender offer deadline.

  GTE Corp., through GTE Massachusetts Incorporated, the wholly owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer.

  In the second step of the acquisition, BBN will be merged with GTE Massachusetts and become a wholly owned subsidiary of GTE. Each BBN share not previously purchased in the tender offer will be converted into the right to receive $29 in cash, without interest. The merger will be completed as soon as practicable following a meeting of BBN stockholders, as required by Massachusetts law, at which GTE will vote all of its BBN shares in favor of the merger. Because GTE owns shares representing more than two-thirds of the voting power of the outstanding BBN stock, the consummation of the merger is assured.

  The acquisition of BBN is a key component of GTE's data strategy, one of a series of steps GTE recently announced to position itself as a market-leading national provider of integrated telecommunications services.

                               BACKGROUND ON BBN
                               -----------------
  BBN (www.bbn.com) is one of the nation's leading providers of Internet access and value-added services for businesses. It offers Fortune 1000 companies a complete set of managed Internet services, including high-speed and dial-up access, systems development and electronic-commerce support, network security, and Web hosting services. BBN also provides inter-networking innovation and contract research and development for government and commercial customers.
BBN's Internet customers include many of the world's top information technology, manufacturing and financial services companies.

                               BACKGROUND ON GTE
                               -----------------

  With revenues of more than $21 billion in 1996, GTE (www.gte.com) is one of the largest publicly held telecommunications companies in the world. In the United States, GTE offers local and wireless service in 29 states and long-distance service in all 50 states. GTE was the first among its peers to offer "one-stop shopping" for local, long-distance and Internet access services. Outside the United States, where GTE has operated for more than 40 years, the company serves over 6.5 million customers. GTE is also a leader in government and defense communications systems and equipment, directories and telecommunications-based information services, and aircraft-passenger telecommunications.